Intuitive Machines, Inc.

13467 Columbia Shuttle Street

Houston, TX 77059

February 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Erin Donahue

Re:	Intuitive Machines, Inc. Registration Statement on Form S-1 (Registration No. 333-276697) Request for Acceleration of Effective Date

To the addresses set forth above:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-276697) (the “Registration Statement”), of Intuitive Machines, Inc. (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, February 5, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling John J. Slater at (212) 906-1675.

Thank you for your assistance in this matter.

Sincerely,

Intuitive Machines, Inc.

By:	/s/ Anna Chiara Jones
Name:	Anna Chiara Jones
Title:	General Counsel and
Corporate Secretary